COMMTOUCH REPORTS EIGHTH CONSECUTIVE QUARTER OF REVENUE GROWTH

Second Quarter 2005 is highlighted by improvement in company's key financial indicators

MOUNTAIN VIEW, Calif.-- (BUSINESS WIRE) -- August 10, 2005 -- Commtouch®(Nasdaq: CTCH), the developer of ground breaking RPD™ technology for real time anti-spam and zero-hour virus protection, today announced its second quarter and year to date results for the period ending June 30, 2005.

Revenues for the quarter were more than double those of the same quarter of last year, and grew by 19% in comparison to the prior quarter, from $740,000 for the first quarter to $880,000 during the second quarter of 2005.

Deferred revenues as at June 30, 2005 were $1,753,000, compared to deferred revenues of $1,200,000 as at December 31, 2004 and $1,478,000 as at March 31, 2005.

Net loss for the quarter was $737,000 compared to $1,072,000 in the prior quarter, and $1,194,000 in the comparable quarter last year. Net loss attributable to ordinary and equivalently participating shareholders for the quarter was $1,368,000, which included non-cash amortization totaling $631,000 relating to the Series A Preferred Share beneficial conversion feature.

Revenues for the six months ended June 30, 2005 and June 30, 2004 were $1,620,000 and $518,000, respectively. Total loss for the six months ended June 30, 2005 was $1,809,000, compared to $2,806,000 in the comparable period last year. Net loss attributable to ordinary and equivalently participating shareholders for the six months ended June 30, 2005 was $3,117,000, which included non-cash amortization totaling $1,308,000 relating to the Series A Preferred Share beneficial conversion feature.

"We have shown that we have great products that are answering the market's needs," stated Gideon Mantel, CEO of Commtouch. "Remarkably, we are growing the business while lowering expenses and significantly reducing the company's cash burn. The first half-year results are yet another example of the scalability of our business, and we look forward to the second half of the year with much anticipation and excitement as we continue to educate markets globally of the 'must have' features of our products."

Cash at June 30, 2005 was approximately $3,878,000 compared to $4,334,000 as of March 31, 2005 on a pro forma basis (includes $914,000 of the proceeds relating to the warrant exercise transaction of March 31, 2005). The company expects expenses during the third quarter to remain relatively unchanged.

About Commtouch

Commtouch Software Ltd. (Nasdaq:CTCH) is dedicated to protecting and preserving the integrity of the world's most important communications tool - email. Commtouch has 14 years of experience developing messaging software, and is a global developer and provider of proprietary anti-spam and Zero-Hour™ virus protection solutions. Using core technologies including RPD™ - Recurrent Pattern Detection, the Commtouch Detection Center analyzes 1.5 billion email messages per month to identify new spam and malware outbreaks within minutes of their introduction into the Internet. Integrated by approximately 28 OEM partners, Commtouch technology protects thousands of organizations, with 35 million users in 100 countries. Commtouch is headquartered in Netanya, Israel and has a subsidiary in Mountain View, CA. For more information, see: www.commtouch.com.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect," "plan," "estimate," anticipate," or "believe" are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; fewer than expected license agreements resulting from Commtouch's exclusive rights to market DCC; competitive factors including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for real time AV solutions in general and the Commtouch Zero Hour™ Virus Protection product in particular; availability of qualified staff for expansion; and technological difficulties and resource constraints encountered in developing new products, such as the Zero Hour solution, as well as those risks described in the text of this press release and the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Recurrent Pattern Detection, RPD and Zero-Hour are trademarks, and Commtouch is a registered trademark, of Commtouch Software Ltd. U.S. Patent No. 6,330,590 is owned by Commtouch.

Contact:

Commtouch

Gary Davis, 650-864-2000

media@commtouch.com

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COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

 (USD in thousands)

	June 30, 2005	December 31, 2004(a)

Assets
Current Assets:
Cash and cash equivalents	$ 3,878	$ 4,149
Trade receivables, net	401	97 (a)
Prepaid expenses	44	89
Other accounts receivable	27	22
Total current assets	4,350	4,357
Long-term lease deposits	40	53
Equity investment in Imatrix	171	248
Severance pay fund	481	484
Property and equipment, net	390	337
	$ 5,432	$ 5,479
Liabilities and Shareholders' Equity
Current Liabilities:
Accounts payable	256	245
Employees and payroll accruals	531	462
Accrued expenses and other liabilities	272	415
Deferred revenue	1,753	1,200 (a)
Total current liabilities	2,812	2,322

Accrued severance pay	559	564

Shareholders' equity	2,061	2,593
	$ 5,432	$ 5,479

(a) Reclassed for current period presentation

COMMTOUCH SOFTWARE LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(USD in thousands, except per share amounts)

	Three Months ended		Six Months ended
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004

Revenues	$ 880	$ 358	$ 1,620	$ 518
Cost of revenues	145	161	339	305
Gross profit (loss)	735	197	1,281	213
Operating expenses:
Research and development, net	363	269	731	632
Sales and marketing	627	1,073	1,305	1,914
General and administrative	504	536	1,050	890
Amortization of stock-based employee deferred compensation	—	—	—	30
Total operating expenses	1,494	1,878	3,086	3,466
Operating loss	(759)	(1,681)	(1,805)	(3,253)
Interest and other expense, net	63	489	56	444
Equity in (loss) earnings of affiliate	(41)	(2)	(60)	3
Net loss	(737)	(1,194)	(1,809)	(2,806)
Amortization of beneficial conversion feature relating to convertible Series A Preferred Shares	(631)	—	(1,308)	—

Net loss attributable to ordinary and equivalently participating shareholders	$(1,368) =======	$(1,194) =======	$(3,117) =======	$(2,806) =======

Basic and diluted net loss per share	$ (0.03) =======	$ (0.03) =======	$ (0.06) =======	$ (0.08) =======

Weighted average number of shares used in computing basic and diluted net loss per share	53,565 =======	37,473 =======	51,905 =======	37,339 =======